Exhibit 99.3

IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 24 January 2006 that it disposed of 86,153 Ordinary Shares in the Company at a price of £3.25, and a further 40,845 Ordinary Shares in the Company at a price of £2.84.

All the employees of the Company including all the Executive Directors of the Company (Dr J D G McAdam, Mr A J Brown, Mr D C M Hamill, Mr C F Knott and Mr W H Powell) are potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares of the Company held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trust has been reduced by the number of shares disposed of.

This notification is made in accordance with paragraph 3.1.4 (i) (b) of the Listing Rules and section 329 of the Companies Act 1985.